Exhibit 24(d)2

One Energy Place Pensacola, FL 32520 850 444 6111 tel

October 16, 2017

Mr. Art P. Beattie The Southern Company 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308	Ms. Melissa K. Caen Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308

Dear Mr. Beattie and Ms. Caen:

As an officer of Gulf Power Company (the “Company”), I hereby make, constitute, and appoint each of you my true and lawful Attorney in my name, place and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company’s Quarterly Reports on Form 10-Q during 2017, and (2) any necessary or appropriate amendment or amendments to any such reports and to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Robin B. Boren

Vice President,
Chief Financial Officer
and Treasurer